UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: EGA Frontier Diversified Core Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

155 West 19th Street, 3rd Floor,
New York, NY 10011

Telephone Number (including area code):

(888) 800-4347

Name and address of agent for service of process:

Robert C. Holderith
Emerging Global Advisors, LLC
155 West 19th Street, 3rd Floor,
New York, NY 10011

With copies of Notices and Communications to:

Michael D. Mabry, Esquire
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of  New York on the 21 day of December, 2012.

EGA Frontier Diversified Core Fund (REGISTRANT)

By:   /s/ Robert C. Holderith
Robert C. Holderith, Trustee

Attest:

/s/Eric Halper
    Eric Halper